UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

     Schedule 13E-3, Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 4

TELEFÓNICA DEL PERÚ S.A.A.
(Name of the Issuer)

TELEFÓNICA DEL PERÚ S.A.A.
(Name of Person(s) Filing Statement)

Class B shares, nominal value S/.1.00 each
(Title of Class of Securities)

879384105
(CUSIP Number of Class of Securities)

Antonio Villa Mardon	Copy to:
Chief Financial Officer	Andrés V. Gil
Telefónica del Perú S.A.A.	Davis Polk & Wardwell
Avenida Arequipa 1155	450 Lexington Avenue
Santa Beatriz, Lima, Peru	New York, NY 10017
(511) 210-1294	(212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [§ § 240.14a-1 to 240.14b-2], Regulation 14C [§ § 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
U.S.$5,600,000	U.S.$709.52

*The transaction valuation was determined by multiplying S/.1.25 a share, the proposed per share purchase price for the class B shares that will be purchased, by 1,554,487 ADSs outstanding as of April 13, 2004, multiplied by 10, the number of class B shares per ADS, divided by S/.3.47, the exchange rate between nuevos soles and U.S. dollars as of April 21, 2004.

☒  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $709.52	Filing Party: Telefónica del Perú S.A.A.
Form or Registration No.: Schedule 13E-3, File No. 5-50773	Date Filed: April 29, 2004

SCHEDULE 13E-3/A

     This amendment no. 4 to Schedule 13E-3 amends the Rule 13e-3 Transaction Statement (the “Statement”) previously filed by Telefónica del Perú S.A.A. (referred to herein as “TdP” or “Company” or “subject company” or “filing person”) on April 29, 2004 and amended on May 20, 2004, June 17, 2004 and July 7, 2004, with the Securities and Exchange Commission (the “Commission”). This amendment no. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the transactions described therein.

     On August 9, 2004, TdP purchased a block of 14,099,868 class B shares (equivalent to 1,409,987 American Depositary Shares(“ADS”), each ADS representing 10 class B shares of TdP) on the Lima stock exchange from JPMorgan Chase Bank, the ADS depositary (“JPM”), at the price, and in the manner, set forth in the Transaction Statement. JPM has informed us that as a result of such sale it no longer holds any shares of TdP in its ADR program and any ADRs which remain outstanding represent the right to a pro-rata portion of the net proceeds from the sale of such shares.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Antonio Villa Mardon

Name: Antonio Villa Mardon
Title: Chief Financial Officer

August 12, 2004

(Date)

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